Exhibit 3.4

ARTICLES OF AMENDMENT

OF

ARTICLES OF INCORPORATION

OF

NBO SYSTEMS, INC.

a Maryland corporation

NBO Systems, Inc., a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

1. The Articles of Incorporation of the Corporation is hereby amended as follows:

The Sixth Article of the Articles of Incorporation is hereby amended in its entirety to read as follows:

SIXTH: The Corporation has authority to issue two classes of shares to be designated "Common Stock" and "Preferred Stock," respectively.  The total number of shares of Common Stock that the Corporation is authorized to issue is fifty million (50,000,000), $.0005 par value per share.  The total number of shares of Preferred Stock authorized is one million (1,000,000), $1.00 par value per share. The total number of shares that the Corporation is authorized to issue is 51,000,000. The total par value of the authorized stock is $1,025,000.

The preferences, limitation and relative rights of each class of shares (to the extent established hereby) and the express grant of authority to the Board of Directors to amend this Articles of Incorporation to divide the authorized shares of Preferred Stock into series, to establish and modify preferences, limitations and relative rights of each share of Preferred Stock and to otherwise impact the capitalization of the Corporation as permitted by the Act are as follows:

A.   Common Stock

1.   Voting Rights.  Except as otherwise expressly provided by law or in this Sixth Article, each issued and outstanding share of Common Stock shall be entitled to one vote on each matter to be voted on by the shareholders of the Corporation.

2.   Liquidation Rights.  Subject to any prior or superior rights of liquidation as may be conferred upon any shares of Preferred Stock, and after payment or provision for payment of the debts and other liabilities of the Corporation, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of Common Stock then-outstanding shall be entitled to receive all of the assets of the Corporation remaining and available for distribution.  Such assets shall be divided among and paid to the holders of shares of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.

3.   Dividends.  Dividends may be paid on the issued and outstanding shares of Common Stock as and when declared by the Board of Directors, out of funds legally available therefore; provided, however, that no dividends shall be made with respect to the Common Stock until any preferential dividends required to be paid or set apart for any issued and outstanding shares of the Corporation's Preferred Stock have been paid or set apart.

4.   Residual Rights.  All rights accruing to the issued and outstanding shares of the Corporation not expressly provided for to the contrary herein, in the Corporation's Bylaws or in any resolution or document regarding the preferences, limitations and/or relative rights of any shares of Preferred Stock or in any amendment hereto or thereto, shall be vested in the Common Stock.

B.   Preferred Stock

The Board of Directors, without shareholder action, may amend this Articles of Incorporation, pursuant to the authority granted to the Board of Directors by the Act, to do any of the following:

(i) designate and determine, in whole or in part, the preferences, limitations and relative rights, within the limits set forth in the Act, of the Preferred Stock before the issuance of any shares of Preferred Stock;

(ii) create one or more series of Preferred Stock, fix the number of shares of each such series (within the total number of authorized shares of Preferred Stock available for designation as a part of such series) and designate and determine, in whole or in part, the preferences, limitation and relative rights of each series of Preferred Stock, within the limits set forth in the act, all before the issuance of any shares of such series;

(iii) alter or revoke the preferences, limitations and/or relative rights granted to or imposed upon the Preferred Stock before the issuance of any shares of Preferred Stock, or upon any wholly-unissued series of Preferred Stock; or

(iv) increase or decrease the number of shares constituting any series of Preferred Stock, the number of shares of which was originally fixedly the Board of Directors, either before or after the issuance of shares of the series; provided, however, that the number may not be decreased below the number of shares of such series then-outstanding or increased above the total number of authorized shares of Preferred Stock available for designation apart of such series.

The Board of Directors, with the approval of a majority of the entire board, and without action by the stockholders, may amend this charter to increase or decrease the aggregate number of shares of stock of the Corporation or the number of shares of stock of any class that the Corporation has authority to issue.

2. Immediately prior to the effectiveness of this Amendment, the Corporation was authorized to issue a total of twenty million (20,000,000) shares of Common Stock, $0.0005 par value per share, and one million (1,000,000) shares of Preferred Stock, $1.00 par value per share. The total number of shares of Common Stock and Preferred Stock that the Corporation was authorized to issue was 21,000,000 shares, with a total par value of $1,010,000.

3. This Amendment of the Articles of Incorporation of the Corporation (i) has been approved by a majority of the entire Board of Directors of the Company; and (ii) is limited to a change expressly authorized by Section 2-105(a)(12) of the Maryland General Corporation Law to be made without action by the stockholders.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

Dated: April 4, 2004

/s/ D. Kent Jasperson	/s/ Keith A. Guevara
D. Kent Jasperson	Keith A. Guevara
Secretary Chairman,	President & CEO

Return address of filing party:

NBO Systems, Inc.

3676 W. California Ave., Bldg. D

Salt Lake City, UT 84104

801-887-7000 (T)

801-973-4951 (F)